8827 W. Sam Houston Parkway N., Suite 100 Houston, TX  77040
Telephone:  281-517-5000         Facsimile:  281-517-5001

Eugene L. Butler
Chief Financial Officer

April 9, 2009

Mr. Donald F. Delaney
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington DC 20549-3720

RE:          Deep Down, Inc.

Form S-1/A (Amendment No. 3)
Filed April 9, 2009
Original S-1 filed with the Commission on July 21, 2008
File No. 333-152435

Dear Mr. Delaney:

On April 9, 2009 we filed a Form S-1/A (Amendment No. 3) to our original S-1 filing on July 21, 2008 (file no. 333-152435). The reasons for the amendment were as follows:

•	To update the financial information to our most recently filed Form 10-K for the year ended December 31, 2008, which was filed with the Commission on March 16, 2009.
•
In response to an SEC comment letter dated February 26, 2009 (file no. 000-30351), and in order to comply with the requirements of Item 310(a) of Regulation S-B (Rule 8-02 of Regulation S-X, subsequent to adopting guidance in Release 33-8760), we amended our 2007 Form 10-K/A for the year ended December 31, 2007 to include the supplemental predecessor information for the period from January 1, 2006 through November 20, 2006. We filed this amendment with the Commission on March 31, 2009. We have included such amended financial information in this Form S-1/A.

Please note that the majority of the Form S-1/A has been updated due to the inclusion of information to conform with our Form 10-K for the year ended December 31, 2008 with respect to all relevant items in the Form S-1.

I can be reached at (281) 517-5005 if you have any questions or would like to discuss further.

Kind Regards,

/s/ EUGENE L. BUTLER Eugene L. Butler Chief Financial Officer

cc:  Ronald E. Smith

       Robert L. Sonfield, Jr.